Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

June 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Becky Chow

Re:	Dril-Quip, Inc.

Form 10-K filed on February 27, 2024

File No. 001-13439

Dear Ms. Chow:

Dril-Quip, Inc. (the “Company”) is in receipt of the comment letter dated June 3, 2024 from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings.

On behalf of the Company, I hereby request that the Staff permit the Company to provide its response to the comments by June 26, 2024, which is six business days after the originally requested response date.

If you have any questions, please contact the undersigned at (346) 718-6888.

Sincerely,

/s/ Gerald M. Spedale
Gerald M. Spedale

cc:	James C. Webster, Vice President, General Counsel and Secretary